

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 21, 2007

<u>**via U.S. mail and facsimile**</u>

Charles R. Schwab
Chairman and Chief Executive Officer
The Charles Schwab Corporation
120 Kearny Street
San Francisco, California 94108

       RE: **The Charles Schwab Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed February 26, 2007
              File No. 1-9700

Dear Mr. Schwab:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 17

1. In future filings, please include a complete discussion and analysis of all material line items impacting income from continuing operations using a year-to-year comparison format as suggested by Instruction 1 to Item 303(A) of Regulation S-K. Otherwise, tell us how you determined it was more appropriate to present your discussion and analysis of each of the material line items impacting income from continuing operations on an overall three-year format as currently presented.

2. In future filings, please provide a more robust discussion and analysis of your reportable segments' net revenue and income from continuing operations before taxes on income for each period presented. Refer to Item 303(A) of Regulation S-K and Section 501.06.a. of the Financial Reporting Codification for guidance.

3. In future filings, please include disclosure of any material impact on liquidity and operations, or risk due to significant exposure as a result of repurchase and reverse repurchase agreements. Refer to Section 501.10 of the Financial Reporting Codification for guidance.

4. In future filings, in light of the fact that asset management and administration fees are the largest source of your revenues, please revise your discussion and analysis of your asset management and administration fees to provide a more detailed explanation of all of the material factors that are impacting the revenue trends. Such enhanced disclosure should also quantify such factors, as applicable. Specifically, your current disclosure states the specific activities that you perform in this revenue category and a high level statement as to how revenue is generated from these specific activities. Your analysis of all of these specific activities simply states that the increase in revenue is due to higher levels of client assets and higher volumes of asset-based fees without providing any insight as to why the increase and higher volumes occurred. Refer to Item 303(A)(3) and Instruction 3 to Item 303(A) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for additional guidance.

5. In future filings, please revise your discussion and analysis of net interest revenue to explain material trends noted from the table summarizing client-related daily average balances, interest rates, and average net interest spread. In this regard, we note that for interest-earning assets, client-related investments average balance outstanding for fiscal year 2006 decrease by 25%. However, you have not provided any insight as to why this occurred.

6. In future filings, please revise your analysis of compensation and benefits to provide a detailed analysis of these expenses in comparison to net revenues, as this is the most significant expense impacting income from continuing operations. In this regard, we note that salaries and wages declined each period as a percentage of net revenues, and incentive compensation increased each period as a percentage of net revenues. However, we also note that as a percentage of net revenues, compensation and benefits declined each period. This type of significant trend for your largest expense should be fully disclosed and analyzed.

Critical Accounting Estimates, page 33

7. In future filings, please revise your stock-based compensation discussion to provide a sensitivity analysis of the material assumptions used to estimate the fair value of the awards. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 37

8. Please substantively revise your disclosure to provide the information required by Item 305 of Regulation S-K for each of your market risks. In this regard, it does not appear that you have included a discussion for fluctuations in the fair value of the investments you hold an interest in. For all of your market risks, ensure you sufficient describe how you manage each of the risks. In addition, include quantitative disclosures using one of the three prescribed methods. Refer to Section 507.02 of the Financial Reporting Codification for additional guidance.

2. Significant Accounting Policies, page 44

9. We note that you have included your revenue recognition policy for your commission and principal transaction revenues; however, we note the following revenue generating categories from your disclosures within the business section, MD&A, and the segment footnote: (a) asset management fees; (b) administration fees; (c) investment management and advisory services; and (d) interest from margin loans and loans to banking clients, for which you have not provided the related revenue recognition policies. Please tell us the disclosure you intend to include in your next periodic filing and future Forms 10-K for all of your material revenue generating activities; otherwise, tell us why you do not believe such disclosure is required. The disclosure you include in future filings should clearly describe the activity generating revenue; how you are accounting for the activity; and the authoritative literature that supports your accounting. Finally, your disclosures in the business section regarding your activities and your revised revenue recognition accounting policy footnote should be easily comparable.

10. Based on your disclosures in MD&A, we note that asset management fees and administrative fees are based on the fair value of proprietary and third-party mutual funds and client assets. Please tell us what consideration you have given to including disclosure with regard to how the fair value of these funds and client assets are estimated. In this regard, given the significance of your asset management fees, we assume that changes in the underlying fair value of the funds and client assets you manage could materially impact your results of operation. Please include such disclosure in future filings and provide us with the disclosure you intend to include.

Securities owned, page 45

11. We note that you estimate the fair value of securities available for sale using quoted market prices and third-party pricing services. Please tell us and disclose in future filings either in your footnotes or in critical accounting estimates disclosures, the percentage of your securities available for sale with fair values using quoted market prices versus third-party pricing services. In addition, please tell us and clarify in future filings the nature of the third-party pricing services used to estimate fair value. If the fair value of assets using these services is determined using a model, please include disclosure in your critical accounting estimates section of MD&A to fully describe each of the models used and the sensitivity of the assumptions used in these models. Such disclosure will give investors a basis to understand the risk associated with securities that do not have quoted market prices. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

12. In regard to your ownership interest in Schwab Funds money market funds, fixed income, equity, and other securities, and equity and bond mutual funds that you record at estimated fair value, please disclose your method and significant assumptions used to estimate the fair value of these instruments in future filings. Refer to paragraphs 10 – 11 of SFAS 107 for guidance. If more than one method is used to estimate fair value, please tell us and disclose in future filings what percentage of these assets each of these methods are used to estimate fair value.

5. Receivables from Brokerage Clients, page 52

13. In future filings, please disclose the interest rates charged on margin loans for each period presented. If interest is not charged, please disclose as such. Please also disclose the amount of any material losses on margin loans for each period presented or state that no material losses have occurred. This will allow an investor to assess the risk, if any, associated with margin loans, which is a material asset.

18. Commitments and Contingent Liabilities, page 65

Legal contingencies, page 67

14. We note your disclosure, "management believes that the resolution of matters
currently pending, including those described below, will not have a material adverse
impact on the financial condition or cash flows of the Company, but could be material
to the Company's operating results for a particular future period, depending on the
results for that period." You also provide a brief description of the class actions
against SoundView for which you agreed to indemnify UBS. Please confirm to us
that the class actions against SoundView are the only pending matter that could be
material to your operating results. Otherwise, please disclose any other pending
matter that is reasonably possible to have a material impact to your consolidated
financial statements. Refer to paragraphs 9 – 12 of SFAS 5 and SAB Topic 5:Y for
the disclosure requirements.

15. In regard to your disclosure for the SoundView class actions, please revise your
disclosure in future filings to state the reasonably possible loss or range of loss or that
such an estimate cannot be made. Refer to paragraph 10 of SFAS 5 and SAB Topic
5:Y for guidance. Please also include the significant facts of the class actions, as
noted from your disclosure on page 11. Specifically, please include the following:
- The time period when the class actions were filed;
- The nature of the allegations;
- The number of class actions, including the number of individuals that comprise
  each of the actions;
- The amount of damages alleged;
- The stage of the actions;
- The amount of the probable and estimable accrual, if any; and
- The amount or range of the materially reasonably possible loss in excess of
  accrual, or a statement stating that such an amount or range cannot be estimated
  and why.

21. Segment Information, page 71

16. We note your statement, "[t]he Company structures its operating segments according
to its various types of clients and the services provided to those clients." This
statement appears to imply that your reportable segments are comprised of the
aggregation of multiple operating segments. If this is correct, please tell us each of
the operating segments that are aggregated to arrive at your two reportable segments.
Please also provide us with your comprehensive analysis of paragraph 17 of SFAS
131, which supports the aggregation of your operating segments into two reportable
segments. For the similar economic characteristics criteria, please provide us with net
revenue, segment income from continuing operations before taxes on income and

segment income margins, along with any other information you believe would be useful, for each of your operating segments for each of the five years ended December 31, 2006 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if segment income margin is decreasing for one operating segment and increasing for another). On the other hand, if your two reportable segments are also your two operating segments, please confirm to us that your designated CODM does not receive any profit information at a level below the two operating segments in any of the reports received on a regular basis.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief